Woori Bank’s Sale of its Equity Stake in Hyundai Engineering & Construction Co., Ltd.

On March 4, 2011, Woori Finance Holdings Co., Ltd. disclosed that Woori Bank, its wholly-owned subsidiary, decided to sell Woori Bank’s entire equity stake in Hyundai Engineering & Construction Co., Ltd. (“Hyundai Engineering & Construction”).

Key Details

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Name of Company:	Hyundai Engineering & Construction

Number of shares to be sold:	8,310,000

Sale price:	Won 1,060,164,870,000

Total number of shares of Hyundai Engineering & Construction to be owned by Woori Bank following the sale:	None

Expected date of sale:	April 8, 2011